EXECUTION COPY


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                          AGREEMENT AND PLAN OF MERGER



                                      Among



                         INTERMEDIA COMMUNICATIONS INC.,



                           DAYLIGHT ACQUISITION CORP.



                                       and



                               DIGEX, INCORPORATED













                               Dated June 4, 1997



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                                TABLE OF CONTENTS




                                                          Page
                                                          ----
I.    THE OFFER
      1.1.  The Offer......................................2
      1.2.  Company Action.................................3

II.  THE MERGER
      2.1.  Merger; Surviving Corporation..................4
      2.2.  Certificate of Incorporation...................5
      2.3.  By-Laws........................................5
      2.4.  Directors and Officers.........................5
      2.5.  Effective Time.................................5
      2.6.  Conversion of Shares...........................6
      2.7.  Purchaser Common Stock.........................7
      2.8.  Surrender of Shares............................7
      2.9.  Company Stock Options and Warrants.............9

III.  REPRESENTATIONS AND WARRANTIES OF COMPANY
      3.1.  Organization and Authorization, etc............9
      3.2.  Subsidiaries..................................10
      3.3.  Non-Contravention.............................10
      3.4.  Approvals.....................................10
      3.5.  Capital Stock.................................11
      3.6.  Financial Statements..........................11
      3.7.  Periodic SEC Filings..........................12
      3.8.  Changes.......................................12
      3.9.  Taxes.........................................14
      3.10.  Material Contracts...........................15
      3.11.  Properties...................................15
      3.12.  Litigation...................................16
      3.13.  Permits......................................16
      3.14.  Employee Plans...............................16
      3.15.  Patents, Trademarks, etc.....................18
      3.16.  Insurance....................................18
      3.17.  No Brokers...................................19
      3.18.  Disclosure...................................19
      3.19.  Offer Documents; Schedule 14D-9; Proxy
             Statement; Other Information.................19

IV.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
      4.1.  Organization and Authorization, etc...........20
      4.2.  Non-Contravention.............................20
      4.3.  Approvals.....................................21
      4.4.  No Brokers....................................21
      4.5.  Offer Documents; Proxy Statement; Other
            Information...................................21
      4.6.  Solvency......................................22

V.  COVENANTS OF COMPANY
      5.1.  Conduct of Business...........................22
      5.2.  Access and Information........................24
      5.3.  No Solicitation...............................24

VI.  ADDITIONAL AGREEMENTS
      6.1.  Stockholders' Meeting.........................25
      6.2.  Proxy Statement...............................26
      6.3.  Compliance with Conditions Precedent, etc.....26
      6.4.  Certain Notifications.........................26
      6.5.  Adoption by Purchaser.........................26
      6.6.  Expenses......................................27
      6.7.  Public Announcements..........................27
      6.8.  Company Board Representation; Section 14(f)...27
      6.9.  ..............................................28

VII.  CONDITIONS
      7.1.  Conditions to the Merger......................28

VIII.  TERMINATION, AMENDMENT AND WAIVER
      8.1.  Termination...................................29
      8.2.  Effect of Termination.........................31
      8.3.  Termination Payment.  ........................31
      8.4.  Amendment.....................................32
      8.5.  Waiver........................................32

IX.  GENERAL PROVISIONS
      9.1.  Definitions...................................32
      9.2.  Non-Survival of Representations, Warranties and
            Agreements....................................35
      9.3.  Notices.......................................35
      9.4.  Severability..................................36
      9.5.  Miscellaneous.................................36

                          AGREEMENT AND PLAN OF MERGER


          AGREEMENT AND PLAN OF MERGER (the "Agreement") being made and entered into as of this 4th day of June, 1997 by and among INTERMEDIA COMMUNICATIONS INC., a Delaware corporation ("Parent"), DAYLIGHT ACQUISITION CORP., a Delaware corporation which is wholly owned by Parent ("Purchaser"), and DIGEX, INCORPORATED, a Delaware corporation ("Company").

          WHEREAS, the Boards of Directors of Parent, Purchaser and Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire Company upon the terms and subject to the conditions set forth herein; and

          WHEREAS, in furtherance of such acquisition, it is proposed that Purchaser shall make a cash tender offer (the "Offer") to acquire all the issued and outstanding shares of Common Stock, par value $.01 per share, of Company ("Company Common Stock") (shares of Company Common Stock being hereinafter collectively referred to as "Shares") for $13.00 per Share (such amount being hereinafter referred to as the "Per Share Amount") net to the seller in cash, upon the terms and subject to the conditions of this Agreement and the Offer; and

          WHEREAS, the Board of Directors of Company (the "Board") has unanimously approved the making of the Offer and resolved and agreed to recommend that holders of Shares tender their Shares pursuant to the Offer; and

          WHEREAS, also in furtherance of such acquisition, the Boards of Directors of Parent, Purchaser and Company have each approved the merger (the "Merger") of Purchaser with and into Company in accordance with the General Corporation Law of the State of Delaware ("the GCL") following the consummation of the Offer and upon the terms and subject to the conditions set forth herein; and

          WHEREAS, as a condition to the willingness of Parent and Purchaser to consummate this Agreement, the holders of 5,877,582 Shares have entered into a Stock Purchase Agreement, dated as of the date hereof (the "Stock Purchase Agreement"), pursuant to which (i) such holders have granted an option to Parent to purchase all of the Shares held by such holders at $13.00 per Share and (ii) each of such holders has agreed to tender all of its Shares pursuant to the Offer, all upon the terms and subject to the conditions set forth in the Stock Purchase Agreement;

          NOW, THEREFORE, the parties hereto agree as follows:

                                   ARTICLE I.

                                   THE OFFER

          SECTION 1.1. The Offer. (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.1 and none of the events set forth in Annex A hereto shall have occurred or be existing, Purchaser shall commence the Offer as promptly as reasonably practicable after the date hereof, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The Offer shall, unless extended as provided below, expire 20 business days after the commencement of the Offer. The obligation of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer shall be subject to the condition (the "Minimum Condition") that at least a majority of the then outstanding Shares on a fully diluted basis (including, without limitation, all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights) shall have been validly tendered and not withdrawn prior to the expiration of the Offer and also shall be subject to the satisfaction of the other conditions set forth in Annex A hereto. Purchaser expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the consent of Company, no change may be made which decreases the price per Share payable in the Offer, which reduces the maximum number of Shares to be purchased in the Offer or which imposes conditions to the Offer in addition to those set forth in Annex A hereto or modifies such conditions, or which changes the form of consideration payable in the Offer. The Per Share Amount shall, subject to applicable withholding of taxes, be net to the seller in cash, upon the terms and subject to the conditions of the Offer. Subject to the terms and conditions of the Offer (including, without limitation, the Minimum Condition), Purchaser shall pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn. The Offer may not be extended for more than 20 days beyond its original scheduled expiration date unless any of the conditions to the Offer shall not have been satisfied; provided, however, in the event Purchaser desires to extend the Offer beyond July 31, 1997, in the event the proposed length of the extension is, in the aggregate, more than three days Company shall have the right to consent to such longer extension. Parent agrees to cause Purchaser to, and Purchaser agrees to use its reasonable best efforts to, consummate the Offer as soon as legally permissible, subject to its right to extend for 20 additional days as provided above.

          (b) As soon as reasonably practicable on the date of commencement of the Offer, Purchaser shall file with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1 (together with all amendments and supplements thereto, the "Schedule 14D-1") with respect to the Offer. The
Schedule 14D-1 shall contain or shall incorporate by reference an offer to purchase (the "Offer to Purchase") and forms of the related letter of transmittal and any related summary advertisement (the Schedule 14D-1, the Offer to Purchase and such other documents, together with all supplements and amendments thereto, being referred to herein collectively as the "Offer Documents"). Company and its counsel shall be given an opportunity to review the Offer Documents prior to their filing with the SEC. Parent, Purchaser and Company agree to correct promptly any information provided by any of them for use in the Offer Documents which shall have become false or misleading, and Parent and Purchaser further agree to take all steps necessary to cause the
Schedule 14D-1 as so corrected to be filed with the SEC and the other Offer Documents as so corrected to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

          SECTION 1.2. Company Action. (a) Company hereby approves of and consents to the Offer and represents that (i) the Board, at a meeting duly called and held on June 4, 1997, has unanimously (A) determined that this Agreement and the transactions contemplated hereby, including each of the Offer and the Merger, are fair to and in the best interests of the holders of Shares,
(B) approved and adopted this Agreement and the transactions contemplated hereby and (C) recommended that the stockholders of Company accept the Offer and approve and adopt this Agreement and the transactions contemplated hereby, and
(ii) Friedman, Billings, Ramsey & Co. Inc. has delivered to the Board its opinion that the consideration to be received by the holders of Shares pursuant to each of the Offer and the Merger is fair to the holders of Shares from a financial point of view, subject to the assumptions and qualifications contained in such opinion, and which shall be confirmed promptly in writing. Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Board described in the immediately preceding sentence. Assuming that neither Parent nor Purchaser are Interested Stockholders (as such term is defined in Section 203 of the GCL) immediately prior to the Board taking the action described in this Section 1.2, the approval set forth in clause (a)(i) shall, among other things, satisfy the restrictions on business combinations contained in Section 203 of the GCL with respect to the transactions contemplated hereby. Company has been advised by each of its directors and executive officers that they intend either to tender all Shares beneficially owned by them to Purchaser pursuant to the Offer or to vote such Shares in favor of the approval and adoption by the stockholders of Company of this Agreement and the transactions contemplated hereby.

          (b) As soon as reasonably practicable on or after the date of commencement of the Offer, Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the "Schedule 14D-9") containing the recommendation of the Board described in Section 1.2(a) and shall disseminate the Schedule 14D-9 to the extent required by Rule 14d-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any other applicable federal securities laws. Company, Parent and Purchaser agree to correct promptly any information provided by any of them for use in the Schedule 14D-9 which shall have become false or misleading, and Company further agrees to take all steps reasonably necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws.

          (c) Company shall promptly furnish Purchaser with mailing labels containing the names and addresses of all record holders of Shares and with security position listings of Shares held in stock depositories, each as of a recent date, together with all other available listings and computer files containing names, addresses and security position listings of record holders and beneficial owners of Shares. Company shall furnish Purchaser with such additional information, including, without limitation, updated listings and computer files of stockholders, mailing labels and security position listings, and such other assistance as Parent, Purchaser or their agents may reasonably request. Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent and Purchaser shall hold in confidence the information contained in such labels, listings and files, shall use such information only in connection with the Offer and the Merger, and, if this Agreement shall be terminated in accordance with Section 8.1, shall deliver to Company all copies of such information then in their or their agents' possession.


                                 II. THE MERGER

          2.1. Merger; Surviving Corporation. In accordance with the provisions of this Agreement and the GCL, at the Effective Time (as such term and other capitalized terms used herein without definition are defined in Section 9.1), Purchaser shall be merged with and into Company, and Company shall be the surviving corporation (hereinafter sometimes called the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. At the Effective Time the separate corporate existence of Purchaser shall cease. All properties, franchises and rights belonging to Company and Purchaser, by virtue of the Merger and without further act or deed, shall be deemed to be vested in the Surviving Corporation, which shall thenceforth be responsible for all the liabilities and obligations of each of Purchaser and Company.

          2.2. Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Company shall be the Certificate of Incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall be amended in its entirety so that it will read as Purchaser's Certificate of Incorporation, except that the name of the Surviving Corporation shall be "DIGEX, INCORPORATED". As so amended, the Certificate of Incorporation of Company as in effect immediately prior to the Effective Time shall thereafter continue in full force and effect as the Certificate of Incorporation of the Surviving Corporation until further altered or amended as provided therein or by law.

          2.3. By-Laws. The By-Laws of Purchaser in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation until altered, amended or repealed as provided therein and in the Certificate of Incorporation of the Surviving Corporation.

          2.4. Directors and Officers. The Directors of Purchaser prior to the Effective Time shall be the directors of the Surviving Corporation. The officers of Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation. Each of such directors and officers shall hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation.

          2.5. Effective Time. The Merger shall become effective at the time of filing of a certificate of merger with the Secretary of State of the State of Delaware in accordance with the provisions of Sections 251 or 253, as the case may be, of the GCL (the "Certificate of Merger"), or at a later time specified as the effective time in the Certificate of Merger, which Certificate of Merger shall be so filed as soon as practicable after the meeting of stockholders contemplated in Section 6.1 and the satisfaction or, if permissible, waiver of the conditions set forth in Article VII. The date and time when the Merger shall become effective are referred to herein as the "Effective Time." Prior to such filing, a closing shall be held at the offices of Kronish, Lieb, Weiner & Hellman LLP, 1114 Avenue of the Americas, New York, New York 10036, or such other place as shall be agreed to by the parties, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VII.

          2.6. Conversion of Shares. (a) Each Share issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock to be cancelled as set forth in Section 2.6(b) and 2.6(c)) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into, exchanged for and represent the right to receive an amount equal to the Per Share Amount in cash (the "Merger Consideration"), payable, without interest, to the holder of such Share, upon surrender, in the manner described below, of the certificate that formerly evidenced such Share.

          (b) Each Share issued and outstanding immediately prior to the Effective Time which is then owned beneficially or of record by Parent or any Subsidiary of Parent shall, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and retired and cease to exist, without any conversion thereof.

          (c) Each Share held in Company's treasury immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof.

          (d) Notwithstanding anything in this Section 2.6 to the contrary, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders of Company who have not voted such shares in favor of the Merger and who shall have properly exercised their rights of appraisal for such shares in the manner provided by the GCL (the "Dissenting Shares") shall not be converted into or be exchangeable for the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment, as the case may be. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, his shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon. Company shall give Parent prompt notice of any Dissenting Shares (and shall also give Parent prompt notice of any withdrawals of such demands for appraisal rights) and Parent shall have the right to direct all negotiations and proceedings with respect to any such demands. Neither Company nor the Surviving Corporation shall, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal rights. Stockholders of Company who shall have perfected their right of appraisal and not withdrawn or otherwise lost such right of appraisal, shall be entitled to receive payment of the appraised value of the shares of Company Common Stock held by them in accordance with the provisions of Section 262 of the GCL.

          2.7. Purchaser Common Stock. Each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Purchaser or the holder thereof, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation. From and after the Effective Time, each outstanding certificate theretofore representing shares of Purchaser common stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of Surviving Corporation common stock into which such shares of Purchaser common stock shall have been converted. Promptly after the Effective Time, the Surviving Corporation shall issue to Parent a stock certificate or certificates representing 100 shares of Surviving Corporation common stock in exchange for the certificate or certificates that formerly represented shares of Purchaser common stock, which shall be surrendered by Parent and cancelled.

          2.8. Surrender of Shares. (a) Prior to the Effective Time, Parent shall make available, by transferring to the Exchange Agent for the benefit of the stockholders of Company, such amount of cash as shall be payable in exchange for outstanding Shares pursuant to Section 2.6 hereof. Such funds shall be invested by the Exchange Agent as directed by the Surviving Corporation, provided that such investments shall be in obligations of or guaranteed by the United States of America or of any agency thereof and backed by the full faith and credit of the United States of America, or in deposit accounts, certificates of deposit or banker's acceptances of, repurchase or reverse repurchase agreements with, or Eurodollar time deposits purchased from, commercial banks with capital, surplus and undivided profits aggregating in excess of $50 million (based on the most recent financial statements of such bank which are then publicly available at the SEC or otherwise).

          (b) As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record (other than to holders of Company Common Stock to be cancelled as set forth in Section 2.6(b) or 2.6(c) or Dissenting Shares) of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (the "Certificates") (i) a form letter of transmittal (which shall be in customary form and shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the

Exchange Agent) and (ii) instructions for effecting the surrender of the Certificates in exchange for the Merger Consideration.

          (c) Upon surrender of a Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, duly executed, and such other agreements as the Exchange Agent shall reasonably request, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificate.

          (d) Any amounts of cash delivered or made available to the Exchange Agent pursuant to this Section 2.8 and not exchanged for Certificates within six months after the Effective Time pursuant to this Section 2.8 shall be returned by the Exchange Agent to Parent, which thereafter shall act as Exchange Agent subject to the rights of holders of unsurrendered Certificates under this
Article II. Thereafter such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Exchange Agent shall be liable to any holder of a share of Company Common Stock for any Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar law.

          (e) If any payment of the Merger Consideration is to be made to a person other than that in which the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable.

          (f) After the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for the Merger Consideration as provided in this
Article I.

          2.9. Company Stock Options and Warrants. At the Effective Time, all options and Warrants warrants then outstanding under the 1995 Incentive Stock Option Plan and the 1996 Equity Participation Plan (collectively, the "Company Stock Option Plans") shall be assumed by Parent in such manner that Parent is a corporation "assuming a stock option in a transaction to which section 424(a) applies" within the meaning of Section 424 of the Internal Revenue Code of 1986, as amended (the "Code"). The options and warrants assumed by Parent as provided above and the warrants issued to WinStar Communications, Inc. and Electronic Press Services, Inc. shall be exercisable upon the same terms and conditions as under the Company Stock Option Plans and the option agreements and warrants issued thereunder and such warrants, except that each such option or warrant (A) shall be exercisable for that number of shares of Parent Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such option or warrant immediately prior to the Effective Time multiplied by (ii) a fraction, the numerator of which shall be the Per Share Amount and the denominator of which shall be $27 1/8 (with any fractional share of Parent Common Stock being disregarded) and (B) the exercise price per share of Parent Common Stock shall equal the exercise price per share of Company Common Stock theretofore in effect multiplied by a fraction, the numerator of which shall be $27 1/8 and the denominator of which shall be the Per Share Amount. From and after the Effective Time, no additional options or warrants shall be granted under Company Stock Option Plans. In connection with the assumption of the options outstanding under Company Stock Option Plans, Parent shall use its best efforts to effect such assumption in such a manner as to not affect the incentive stock option status of those options which are intended to be incentive stock options at the Effective Time. From the date hereof, Company shall not accelerate, or take any action which would cause the acceleration of, the vesting of any of the options outstanding under the Company Stock Option Plans by reason of the Offer or the Merger and any agreement providing for such acceleration shall be rescinded.


          III.  REPRESENTATIONS AND WARRANTIES OF COMPANY

          Company represents and warrants to Parent and Purchaser as follows (except as set forth in the Disclosure Letter delivered by Company to Parent and Purchaser on the date hereof):

          3.1. Organizations and Authorization, etc. Company is a corporation duly organized, tion, etc. validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties or both makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Company has delivered to Parent and Purchaser complete and correct copies of its Certificate of Incorporation and By-Laws, as amended and in effect on the date of this Agreement. Company has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by its Board of Directors and, except for the approval of its stockholders, no other corporate proceedings on the part of Company are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and, assuming this Agreement constitutes the legal, valid and binding Agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of Company, enforceable against Company in accordance with its terms. The restrictions on business combinations contained in Section 203 of the GCL have been satisfied with respect to the transactions contemplated hereby.

          3.2. Subsidiaries. Company has no Subsidiaries.

          3.3. Non-Contravention. The execution and delivery of this Agreement and, subject to the approval of this Agreement by Company's stockholders and compliance with the applicable regulatory requirements set forth in Section 3.4, the consummation of the transactions contemplated hereby will not (a) violate any provision of the Amended and Restated Certificate of Incorporation or Amended and Restated By-Laws of Company, (b) violate any material provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any material obligation under, any material mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which Company is a party or by which it is bound, (c) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any material property of Company or (d) violate or conflict with any law, ordinance or rule to which Company, or the property of Company, is subject.

          3.4. Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of this Agreement by Company or the consummation by Company of the transactions contemplated hereby, except for
(a) the filing of a Notification and Report Form by Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (b) the filing of the Schedule 14D-9 with the SEC and the filing of the Proxy Statement with the SEC, (c) filings and approvals required by the securities or blue sky laws of the various states, (d) the filings and approvals with the FCC and state public utility commissions or other Governmental Authorities identified on Schedule 3.4 hereto and (e) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

          Company has delivered to Parent correct and complete copies of all licenses and the applications related thereto of Company together with any pending applications filed by Company for other licenses, certificates, permits and similar authorizations.

          3.5. Capital Stock. The authorized capital stock of Company consists of 47,000,000 shares of Common Stock, par value $.01 per share, of which 11,674,261 shares are issued and outstanding, and of 3,000,000 shares of Preferred Stock, par value $1.00 per share, none of which are issued and outstanding. All outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, Company had reserved (a) 2,900,480 shares of Company Common Stock for issuance upon the exercise of outstanding stock options granted to employees or directors of Company, (b) 415,000 shares of Company Common Stock for issuance upon exercise of currently outstanding warrants and (c) 350,000 shares of Company Common Stock for issuance to employees pursuant to the Amended and Restated 1997 Employee Stock Purchase Plan. Except as set forth herein or in the reports and other filings referred to in Section 3.7 and except for the warrants issued to WinStar Communications, Inc. on June 10, 1996 and to Electronic Press Services, Inc. on January 3, 1997, there are not outstanding any offers, subscriptions, options, warrants, rights or other agreements or commitments obligating Company to issue or sell, or cause to be issued or sold, any shares of the capital stock of Company or any securities or obligations convertible into or exchangeable for or giving any Person any right to acquire any shares of such capital stock, or obligating Company to enter into any such agreement or commitment.

          3.6. Financial Statements. (a) The balance sheet as of December 31, 1996 of Company, and the related statements of income, stockholders' equity and changes in financial position for each of the three years then ended, examined and reported upon by Ernst & Young, LLP, certified public accountants, complete copies of which have previously been delivered to

Parent, have been prepared in conformity with generally accepted accounting principles applied on a consistent basis, and fairly present the financial position of Company at such date and the results of its operations and changes in its financial position for such periods. Except as disclosed or provided for in such financial statements (including the notes thereto), as of December 31, 1996, Company had no liabilities or obligations material to the business or condition (financial or otherwise) of Company, whether accrued, absolute, contingent or otherwise, and whether due or to become due and which were required to be disclosed or provided for in such financial statements in accordance with generally accepted accounting principles.

          (b) The unaudited financial statements of Company as of March 31, 1997 and for the three months then ended, complete copies of which have previously been delivered to Parent (the "Company Interim Financials"), fairly present the financial position of Company at such date and the results of its operations for such period and, except as otherwise disclosed therein, have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with the audited financial statements referred to in the preceding paragraph, and reflect all adjustments (subject to normal and recurring year end adjustments that are not expected to be material in amount) which are necessary to a fair presentation of the results of the interim period therein described.

          3.7. Periodic SEC Filings. Company has heretofore delivered to Parent its (a) Annual Report on Form 10-KSB for the year ended December 31, 1996 as filed with the SEC; (b) a Quarterly Report on Form 10-QSB for the period ended March 31, 1997; (c) proxy statements relating to Company's meetings of stockholders (whether annual or special) during calendar year 1997; and (d) all other reports or registration statements filed by Company with the SEC since October 16, 1996. As of their respective dates, such reports and statements were prepared in accordance with the requirements of the Securities Act of 1933, as amended, and the Exchange Act, as the case may be, and the rules and regulations thereunder and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.8. Changes. Except as has been otherwise disclosed by Company to Parent and Purchaser in writing prior to the date hereof, or as has been disclosed in the Company Interim Financials or in the filings with the SEC set forth in Section 3.7, since December 31, 1996 through the date of this Agreement there have not been any changes in the condition (financial or otherwise), assets, liabilities, properties, business, operations or prospects of Company having, individually or in the aggregate, a Material Adverse Effect and, except as aforesaid, Company has not:

          (a) issued or sold any stock, notes, bonds or other securities other than pursuant to the exercise or conversion of outstanding securities, or any option to purchase the same other than in the ordinary course of business consistent with past practice, or entered into any agreement with respect thereto, except to or with Parent or Purchaser;

          (b) declared, set aside or made any dividend or other distribution on capital stock or redeemed, purchased or acquired any shares thereof or entered into any agreement in respect of the foregoing;

          (c)  amended its Certificate of Incorporation or By-Laws;

          (d) other than in the ordinary course of business, (i) purchased, sold, assigned or transferred any material tangible assets or any material patent, trademark, trade name, copyright, license, franchise, design or other intangible assets or property, (ii) mortgaged, pledged or granted or suffered to exist any lien or other encumbrance or charge on any material assets or properties, tangible or intangible, except for liens for taxes not yet delinquent and such other liens, encumbrances or charges which do not, individually or in the aggregate, have a Material Adverse Effect, or
     (iii) to the best knowledge of Company, waived any rights of material value or cancelled any material debts or claims;

          (e) incurred any material obligation or liability (absolute or contingent), except current liabilities and obligations incurred in the ordinary course of business consistent with past practice, or paid any material liability or obligation (absolute or contingent) other than current liabilities and obligations incurred in the ordinary course of business consistent with past practice;

          (f) increased the compensation payable to any officer or director of Company, or become obligated to increase any such compensation, other than in the ordinary course of business consistent with past practice;

          (g) entered into any employment agreement (except that agreements with employees that are solely confidentiality agreements shall not be considered employment agreements) or adopted, or amended in any material respect, any collective bargaining agreement or Company Plan, other than in the ordinary course of business consistent with past practice;

          (h) incurred any damage, destruction or similar loss, whether or not covered by insurance, materially affecting the businesses or properties of Company;

          (i) entered into any transaction of a material nature other than in the ordinary course of business consistent with past practice; or

          (j) changed its accounting methods, principles or practices.

          3.9. Taxes. (a) Company has prepared and timely filed or will timely file with the appropriate Governmental Authorities all franchise, income and all other material Tax returns and reports required to be filed for any period ending on or before the Effective Time, taking into account any extension of time to file granted to or obtained on behalf of Company;

          (b) all material Taxes of Company in respect of the pre-Merger period have been paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings and/or are adequately reserved for in accordance with generally accepted accounting principles;

          (c) to the best knowledge of Company, no deficiency has been asserted or assessed against Company, and no examination of Company is pending or threatened for any material amount of Tax by any taxing authority;

          (d) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any material Tax return has been requested, which Tax return has not since been filed;

          (e)  no material Tax liens have been filed with respect to any Taxes;

          (f) Company will not make any voluntary adjustment by reason of a change in their accounting methods for any pre-Merger period that would affect the taxable income or deductions of Company for any period ending after the Effective Date;

          (g) Company has made timely payments of the Taxes required to be deducted and withheld from the wages paid to their employees;

          (h) to the best knowledge of Company, there are no foreign losses as defined in Section 904(f)(2) of the Code; and

          (i) to the best knowledge of Company, there are no transfer pricing agreements made with any taxation authority involving Company.

          3.10. Material Contracts. Company has heretofore furnished to Parent and Purchaser a complete and correct list as of the date hereof of all agreements, contracts and commitments of the following types, written or oral, to which Company is a party or by which any of its properties is bound as of the date hereof: (a) mortgages, indentures, security agreements and other agreements and instruments relating to the borrowing of money by or extension of credit to Company; (b) employment and consulting agreements; (c) Company Plans; (d) collective bargaining agreements; (e) material sales agency, manufacturer's representatives or distributorship agreements; (f) agreements, orders or commitments for the purchase by Company of raw materials, supplies or finished products exceeding $100,000; (g) agreements, orders or commitments for the sale by Company of its products exceeding $250,000; (h) licenses of patent, trademark and other intellectual property rights; (i) agreements or commitments for capital expenditures in excess of $100,000 for any single project (it being warranted that the commitment for all undisclosed contracts for such agreements or commitments does not exceed $500,000 in the aggregate for all projects); (j) brokerage or finder's agreements; (k) surety bonds for any single project, foreign exchange contracts and letters of credit, in each case in excess of $250,000; and (l) agreements, contracts and commitments of a type other than those described in the foregoing clauses (a) through (k) which in any case involve payments or receipts of more than $100,000. Other than for documents that are included in Company's SEC filings, Company has delivered or made available to Parent and Purchaser complete and correct copies of all written agreements, contracts and commitments, together with all amendments thereto, and accurate descriptions of all oral agreements, set forth on such list. Such agreements, contracts and commitments are in full force and effect and, to the best knowledge of Company, all parties thereto have performed all obligations required to be performed by them to date and are not in default in any material respect thereunder. No claim of default by any party has been made or is now pending under any such agreement, contract or commitment, and, to the best knowledge of Company, no event has occurred and is continuing that with notice or the passing of time or both would constitute a material default thereunder or would excuse performance by any party thereto.

          3.11. Properties. Company owns and has good and marketable title in fee to all its assets and properties, tangible or intangible reflected in the Company Interim Financials as owned by it, and valid leasehold interests in all properties reflected in the Company Interim Financials as leased or licensed by it, in each case free and clear of any mortgage, lien, pledge, charge, claim, conditional sales or other agreement, right, easement or encumbrance except (i) to the extent stated or reserved against in the Company Interim Financials, (ii) for changes occurring in the ordinary course of business consistent with past practice after the date thereof, which do not have, individually or in the aggregate, a Material Adverse Effect, and (iii) for liens for taxes not yet delinquent and such other exceptions which do not materially detract from the value or interfere with the use of the property affected thereby. Company has delivered or made available to Parent and Purchaser complete and correct copies of all leases of real property and material personal property to which it is a party. All such leases are valid, subsisting and effective in accordance with their terms and, to the knowledge of Company, there does not exist thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. To the knowledge of Company, all physical properties owned or used by Company and all equipment necessary for the operation of its businesses are in good operating condition.

          3.12. Litigation. Except as disclosed in the reports and other filings referred to in Section 3.7 and except as has been otherwise disclosed by Company to Parent and Purchaser prior to the date hereof, there are no material actions, suits or proceedings or investigations pending or, to the knowledge of Company, threatened against or affecting Company or any property or assets of Company before or by any Governmental Authority. Company is not in default in respect of any judgment, order, writ, injunction or decree of any Governmental Authority.

          3.13. Permits. Company has all material permits, licenses, orders and approvals of all Governmental Authorities required for it to conduct its business as presently conducted. All such material permits, licenses, orders and approvals are in full force and effect and, to the knowledge of Company, no suspension or cancellation of any of them is threatened. Subject to obtaining the consents referred to in Section 3.4, none of such permits, licenses, orders or approvals will be adversely affected by the consummation of the transactions contemplated by this Agreement. Company has complied in all material respects with all laws and with the rules and regulations of all Governmental Authorities having authority over it, including, without limitation, agencies concerned with occupational safety, environmental protection and employment practices, and Company has not received notice of violation of any such rules or regulations, corrected or not, within the last three years.

          3.14. Employee Plans. (a) Schedule 3.14 contains a true and complete list of all bonus, deferred compensation, pension, profit-sharing, retirement, insurance, stock purchase, stock option, welfare, severance, hospitalization, insurance or other employee benefit plan (as defined in Section 3(3) of ERISA), whether formal or informal, presently maintained by Company or maintained by it since 1992, or under which Company has, or has had since 1992, any obligation to contribute (collectively, the "Company Plans").

          (b) For each of the Company Plans, Company has delivered or made available to Parent true and complete copies of (i) the plan document, (ii) any related trust agreements, insurance contracts and other funding agreements,
(iii) the summary plan descriptions, (iv) the most recent Internal Revenue Service determination letter, if any, (v) the most recently filed annual report (Form 5500 Series) and accompanying schedules filed with the Department of Labor or Internal Revenue Service, and (vi) the most recent financial statements, if any.

          (c) Except where the failure of any of the following representations would not result in a Material Adverse Effect:

               (i) Each such Company Plan which is intended to be a "qualified plan" under Section 401(a) of the Code, has received, within the last three years, a favorable determination letter from the IRS. With respect to any Company Plan which has received a currently applicable determination letter, nothing has occurred since the date of such determination letter that would adversely affect the qualification of the Company Plan under Section 401(a) of the Code.

               (ii) Company has performed and complied with all of its obligations under or with respect to the Company Plans, and the Company Plans have operated in accordance with their respective terms. All Company Plans have operated in accordance with the applicable requirements of ERISA and the Code and other applicable laws, rules and regulations, and all reports required by any governmental agency with respect to a Company Plan have been timely filed.

               (iii) Neither any of the Company Plans nor any employee benefit plan (as defined in Section 3(3) of ERISA) maintained or contributed to by an ERISA Affiliate (the Company Plans and the employee benefit plans of ERISA Affiliates are collectively referred to as the "Company Group Plans") is covered by Title IV of ERISA.

               (iv) No prohibited transaction (as defined in Section 406 of ERISA or Section 4975 of the Code) has occurred with respect to any of the Company Group Plans.

               (v) Each Company Plan which constitutes a welfare benefit plan within the meaning of Section 3(1) of ERISA has complied and continues to comply with the health care continuation coverage requirements of section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA. Other than the coverage referred to in the immediately preceding sentence, there are no benefits to be provided to current retirees under any of the Company Plans which constitutes a welfare benefit plan.

               (vi) No action, suit or proceeding, hearing, or investigation with respect to the administration or investment of the assets of any Company Group Plan is pending or threatened. None of the senior executive officers of Company has any knowledge of any basis for any such action, suit, proceeding, hearing or investigation.

               (vii) No amount paid or payable (or which may become payable) pursuant to any Company Plan to or for the benefit of any officer, director or employee of Company was or will constitute any excess parachute payment (within the meaning of Section 280G of the Code) as a consequence, direct or indirect, in whole or in part, of the consummation of the transaction contemplated under the Agreement.

               (viii) Company does not have any commitment, whether formal or informal and whether legally binding or not, to create or amend any Company Plan.

          3.15. Patents, Trademarks, etc. Company owns, or possess adequate rights to use, all material patents, trade names, trademarks, copyrights, inventions, processes, designs, formulae, trade secrets, knowhow and other intellectual property rights necessary for the conduct of its business, with, to the knowledge of Company, no conflict with or infringement of the asserted rights of others. Company has no knowledge of any infringement by any third party upon any patent, trade name, trademark or copyright owned by Company, and Company has not taken or omitted to take any action which would have the effect of waiving any of its rights thereunder, in each case except where such infringement or waiver would not have a Material Adverse Effect.

          3.16. Insurance. Company has heretofore furnished to Parent and Purchaser a complete and correct list as of the date hereof of all material insurance policies maintained by Company, and has made available to Parent and Purchaser complete and correct copies of all such policies, together with all riders and amendments thereto. All such policies are in full force and effect and all premiums due thereon have been paid to the date hereof. Company has complied in all material respects with the provisions of all such policies.

          3.17. No Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person (other than Friedman, Billings, Ramsey & Co., Inc.) acting on behalf of Company in such manner as to give rise to any valid claim against Company or Parent or any of Parent=s Subsidiaries for any broker's or finder's fee or similar compensation.

          3.18. Disclosure. The certificates, statements, and other information furnished to Parent or Purchaser in writing by or on behalf of Company in connection with the transactions contemplated herein, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Except for facts or conditions affecting the Internet access industry or the website hosting industry generally, Company knows of no fact or condition which materially adversely affects, or in the future may (so far as Company can now reasonably foresee) materially adversely affect the condition (financial or otherwise), properties, assets, liabilities, business, operations or prospects of Company which has not been set forth herein or disclosed in writing to Parent and Purchaser with reference to this Agreement.

     3.19. Offer Documents; Schedule 14D-9; Proxy Statement; Other Information. Neither the Schedule 14D-9 nor any information supplied by Company for inclusion in the Offer Documents shall, at the respective times the Schedule 14D-9, the Offer Documents or any amendments or supplements thereto are filed with the SEC or are first published, sent or given to stockholders of Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Neither the proxy statement to be sent to the stockholders of Company in connection with the Stockholders' Meeting (as hereinafter defined) or the information statement to be sent to such stockholders, as appropriate (such proxy statement or information statement, as amended or supplemented, being referred to herein as the "Proxy Statement"), shall, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of Company, at the time of the Stockholders' Meeting and at the

Effective Time, be false or misleading with respect to any material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. The Schedule 14D-9 and the Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.


    IV.  REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

          Parent and Purchaser each represent to Company as follows:

          4.1. Organization and Authorization, etc. Each of Parent and Purchaser is a corporation etc. duly organized, validly existing and in good standing under the laws of the State of Delaware, has the corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business, and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties or both makes such qualification necessary, except where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect. Each of Parent and Purchaser has the corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of each of Parent and Purchaser and no other corporate proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the legal, valid and binding Agreement of the other parties hereto, this Agreement constitutes the legal, valid and binding agreement of each of Parent and Purchaser, enforceable against each in accordance with its terms.

          4.2. Non-Contravention. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not (a) violate any provision of the Certificate of Incorporation or By-Laws of Parent or any of its Subsidiaries, (b) after giving effect to the to the transactions contemplated by Section 6.9, violate any material provision of or result in the breach or the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any material obligation under, any material mortgage, lien, lease, agreement, license, instrument, order, arbitration award, judgment or decree to which Parent or any of its Subsidiaries is a party or by which any of them is bound, (c) result in the creation or imposition of any material lien, charge, pledge, security interest or other encumbrance upon any material property of Parent or any of its Subsidiaries or (d) violate or conflict with any other material restriction or any law, ordinance or rule to which Parent or any of its Subsidiaries, or the property of Parent or any of its Subsidiaries, is subject.

          4.3. Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required in connection with the execution and delivery of this Agreement by Parent and Purchaser or the consummation by Parent and Purchaser of the transactions contemplated hereby, except for (a) the filing of a Notification and Report Form by Parent under the HSR Act, (b) the filing of the Schedule 14D-1 with the SEC and the filing of the Proxy Statement with the SEC, (c) filings and approvals with the SEC or as required by the securities or blue sky laws of the various states, (d) any necessary filings with and approvals of the FCC and state public utility commissions or other Governmental Authorities where the operations of Company are subject to their jurisdiction and (e) the filing of a Certificate of Merger with the Secretary of State of the State of Delaware.

          4.4. No Brokers. All negotiations relating to this Agreement and the transactions contemplated hereby have been carried on without the intervention of any person acting on behalf of Parent in such manner as to give rise to any valid claim against Parent or Company or any of Parent=s Subsidiaries for any broker's or finder's fee or similar compensation other than Bear, Stearns & Co. Inc., whose fees shall be paid by Parent.

          4.5. Offer Documents; Proxy Statement; Other Information. The Offer Documents will not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to stockholders of Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement will not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of Company, at the time of the Stockholders' Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or omits to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders' Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to any information supplied by Company or any of its representatives which is contained in any of the foregoing documents or the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

          4.6. Solvency. Parent is not currently insolvent, as such term is defined in Title 11 of the United States Bankruptcy Code or any state statute relating to insolvency, and none of the execution and delivery of this Agreement by Parent, the performance of its obligations hereunder or the consummation by Parent of the transactions contemplated hereby will render Parent insolvent or result in Parent being unable to pay its debts as they become due.

                             V. COVENANTS OF COMPANY

          5.1. Conduct of Business. From the date hereof to the Effective Time, except with the prior written consent of Parent and Purchaser, Company will:

          (a) carry on its business in, and only in, the ordinary course in substantially the same manner as heretofore and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization, keep available the services of its present officers and employees, and preserve its relationships with customers, suppliers and others having business dealings with it;

          (b) maintain all of its material structures, equipment and other tangible personal property in good repair, order and condition, except for depletion, depreciation, ordinary wear and tear and damage by unavoidable casualty;

          (c) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it;

          (d) perform in all material respects all of its obligations under agreements, contracts and instruments relating to or affecting its properties, assets and business;

          (e) maintain its books of account and records in the usual, regular and ordinary manner;

          (f) comply in all material respects with all statutes, laws, ordinances, rules and regulations applicable to it and to the conduct of its business;

          (g) not amend its Certificate of Incorporation or By-Laws;

          (h) not enter into, assume or amend in any material respect any agreement, contract or commitment of the character referred to in clauses
     (a) through (c) of Section 3.10 (except that agreements with employees that are solely confidentiality agreements shall not be considered employment agreements) or, except in the ordinary course of business consistent with past practice, clauses (d) through (l) of such Section;

          (i) not enter into any additional contracts or agreements for network capacity or local transport services which are not terminable by Company, without penalty or other adverse consequence, on not more than 60 days notice;

          (j) not enter into any additional customer contracts or agreements containing rates which are materially different from the rates charged by Company to current customers of similar creditworthiness, ordering similar amounts of services and over a similar term;

          (k) not merge or consolidate with, or agree to merge or consolidate with, or purchase substantially all the assets of, or otherwise acquire any business or any corporation, partnership, association or other business organization or division thereof;

          (l) not purchase for cash and cancel any options outstanding under Company Stock Option Plans or otherwise amend such Plans;

          (m) promptly advise Parent and Purchaser in writing of any materially adverse change in the consolidated financial condition, operations or business of Company;

          (n) not declare or pay dividends (cash or otherwise) or make any distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its outstanding capital stock;

          (o) not effect any stock split or other reclassification;

          (p) not authorize the creation or issuance of or issue, sell or dispose of, or create any obligation to issue, sell or dispose of, any shares of its capital stock or any securities or obligations convertible into or exchangeable for, any shares of its capital stock (other than pursuant to stock options or warrants heretofore outstanding);

          (q) not issue any press releases without first consulting with Parent regarding any such press release;

          (r) not create, incur, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice under agreements existing on the date hereof and identified in writing to Parent and Purchaser; and

          (s) not enter into any agreement or understanding to do or engage in any of the foregoing.

          Notwithstanding anything to the contrary in this Section 5.1, Company shall be permitted to make payment in full of the automobile loans relating to the two Chevrolet trucks owned by Company and to purchase the 1997 BMW 528I automobile, the Ford Explorer and the two vans, each of which is currently being leased by Company.

          5.2. Access and Information. From the date hereof to the Effective Time, Company shall give to Parent and Purchaser and their representatives reasonable access during normal business hours to the personnel, properties, books, records, contracts and commitments of Company and will furnish all such information and documents relating to the properties and business of Company as Parent and Purchaser may reasonably request. In the event this Agreement is terminated and the Merger abandoned, Parent and Purchaser will keep confidential any information (unless readily ascertainable from public information or sources or otherwise required by law to be disclosed) obtained from Company in connection with the Merger, will not utilize such information for any purpose and will return to Company all documents, work papers and other written material obtained by Parent and Purchaser from Company.

          5.3. No Solicitation. From the date hereof to the Effective Time, Company shall not, directly or indirectly, through any officer, director, agent or otherwise, (a) solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any portion of the assets of, or any equity interest in, Company or any business combination (other than private network agreements entered into by Company in the ordinary course of business) with Company (a "Company takeover proposal") or
(b) except to the extent required by fiduciary obligations under applicable law as advised in writing by independent counsel, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. Company immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Company shall notify Parent promptly of any Company takeover proposal or any inquiry or contact with any person with respect thereto, that is made and shall, in any such notice to Parent, indicate in reasonable detail the identity of the person making such Company takeover proposal or related inquiry or contact and the terms and conditions of such Company takeover proposal or related inquiry or contact. Company shall not release any third party from, or waive any provision of, any confidentiality or standstill agreement to which Company is a party.

                            VI. ADDITIONAL AGREEMENTS

          6.1. Stockholders' Meeting. (a) If required by applicable law in order to consummate the Merger, Company, acting through the Board, shall, in accordance with applicable law and Company's Certificate of Incorporation and By-laws, (i) duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on this Agreement and the transactions contemplated hereby (the "Stockholders' Meeting") and (ii) (A) include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of Company approve and adopt this Agreement and the transactions contemplated hereby and (B) use its reasonable best efforts to obtain such approval and adoption. At the Stockholders' Meeting, Parent and Purchaser shall cause all Shares then owned by them and their Subsidiaries to be voted in favor of the approval and adoption of this Agreement and the transactions contemplated hereby.

          (b) Notwithstanding the foregoing, in the event that Purchaser shall acquire at least 90 percent of the then outstanding Shares, the parties hereto agree, at the request of Purchaser, subject to Article VII, to take all necessary and appropriate action to cause the Merger to become effective, in accordance with Section 253 of Delaware Law, as soon as reasonably practicable after such acquisition, without a meeting of the stockholders of Company.

          6.2. Proxy Statement. If required by applicable law as soon as practicable following consummation of the Offer, Company shall file the Proxy Statement with the SEC under the Exchange Act, and shall use its reasonable best efforts to have the Proxy Statement cleared by the SEC. Parent, Purchaser and Company shall cooperate with each other in the preparation of the Proxy Statement, and Company shall notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to Parent promptly copies of all correspondence between Company or any representative of Company and the SEC. Company shall give Parent and its counsel the opportunity to review the Proxy Statement prior to its being filed with the SEC and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Proxy Statement and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. Each of Company, Parent and Purchaser agrees to use its reasonable best efforts, after consultation with the other parties hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement and all required amendments and supplements thereto to be mailed to the holders of Shares entitled to vote at the Stockholders' Meeting at the earliest practicable time.

          6.3. Compliance with Conditions Precedent, etc. Parent, Purchaser and Company will each use cedent, etc. commercially reasonable efforts to cause the conditions precedent to the Offer and the Merger set forth in Annex A and in
Article VII hereof to be fulfilled and, subject to the terms and conditions herein provided, to take, or cause to be taken, all action, and to do or cause to be done all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement and the Merger, including without limitation to lift any injunction or remove any other impediment to the consummation of such transactions or the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Company, Parent or Purchaser, as the case may be, shall take all such necessary action.

          6.4. Certain Notifications. At all times from the date hereof until the Effective Time, each party shall promptly notify the others in writing of the occurrence of any event which will or may result in the failure to satisfy the conditions specified in Annex A or in Article VII.

          6.5. Adoption by Purchaser. Parent, as the sole stockholder of Purchaser, by executing this Agreement, consents to the adoption of this Agreement by Purchaser and agrees that such consent shall be treated for all purposes as a vote duly adopted at a meeting of the stockholders of Purchaser held for this purpose.

          6.6. Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby and thereby shall be paid by the party incurring such expense, except that the parties agree that Parent and Company shall share evenly any filing fees required by the HSR Act.

          6.7. Public Announcements. Parent and Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any transaction contemplated herein and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange or the Nasdaq National Market to which Parent or Company is a party.

          6.8. Company Board Representation; Section 14(f). (a) Promptly upon the purchase by Purchaser ction 14(f) of Shares pursuant to the Offer or the Stock Purchase Agreement, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser following such purchase bears to the total number of Shares then outstanding, and Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such time, Company shall use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of each committee of the Board. Notwithstanding the foregoing, until the earlier of
(i) the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis and (ii) the Effective Time, Company shall use its reasonable best efforts to ensure that all the members of the Board and each committee of the Board as of the date hereof who are not employees of the Company shall remain members of the Board and of such committees.

          (b) Company shall promptly take all actions required pursuant to
Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section 6.8 and shall include in the
Schedule 14D-9 such
information with respect to Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations. Parent or Purchaser shall supply to Company and be solely responsible for any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1.

          6.9. Indebtedness of Company. Indebtedness of Company. Prior to the consummation of the Offer by Purchaser (and as a condition thereto), Company shall, if Parent shall have made available a Parent Loan as described below, repay all Indebtedness (as defined in the Parent Indenture) of Company other than Vendor Indebtedness (as defined in the Parent Indenture), it being expressly understood that if Parent shall not have made available to Company a Parent Loan, then the repayment of such Indebtedness shall not be a condition to the consummation of the Offer. To the extent requested by Company, Parent shall make a loan to Company in principal amount sufficient to pay in full (including principal, accrued interest, fees, penalties and other charges) all Indebtedness required to be repaid by Company pursuant to this Section 6.9 (the "Parent Loan"). The Parent Loan shall (i) have a maturity of 180 days, (ii) bear interest at a rate to be negotiated in good faith by the parties taking into account the interest rate that could be obtained by Company on any bank or other financial institution financing and (iii) have such other terms as shall be mutually agreed to by Company and Parent, acting in good faith and a commercially reasonably manner.


                                 VII. CONDITIONS

          7.1. Conditions to the Merger. The obligations of each party to effect the Merger shall be subject to the satisfaction, at or prior to the Effective Time, of each of the following conditions:

          (a) the Merger and this Agreement shall have been validly approved and adopted by the affirmative votes of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon;

          (b) all permits, approvals and consents of any Governmental Authority or any other third party necessary or appropriate for consummation of the Merger shall have been obtained, other than consents the failure to obtain which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a material adverse effect on the consummation of the transactions contemplated hereby;

          (c) Purchaser or a permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that this condition shall not be applicable to the obligations of Parent and Purchaser if, in breach of this Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer;

          (d) no preliminary or permanent injunction or other order of a court or Governmental Authority shall have been issued and be in effect, and no United States federal or state statute, rule or regulation shall have been enacted or promulgated after the date hereof and be in effect, that (i) prohibits the consummation of the Merger or (ii) imposes material limitations on the ability of Parent to exercise full rights of ownership of Company's assets or business;

          (e) there shall not be any action or proceeding commenced by or before any Governmental Authority in the United States, or threatened by any Governmental Authority in the United States, that challenges the consummation of the Merger or seeks to impose material limitations on the ability of Parent to exercise full rights of ownership of Company's assets or business, other than any such action or proceeding commenced by a stockholder or stockholders of Parent or Company, either derivatively on behalf of Parent or Company, respectively, or on behalf of such stockholder or stockholders, alleging that the directors or officers of Parent or Company, respectively, have breached their fiduciary duties to stockholders under Delaware law or Parent or Company has failed to make disclosures required to be made under applicable state or federal securities laws, in each case in connection with the transactions contemplated by this Agreement, or making any similar claim; and

          (f) any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

             VIII.  TERMINATION, AMENDMENT AND WAIVER

          8.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of
Company:

          (a) by consent of the Boards of Directors of Company, Parent and Purchaser, except that in the case of termination after the consummation of the Offer, the termination must be consented to by a majority of the independent directors of Company;

          (b) by Parent and Purchaser upon notice to Company if any material default under or material breach of any covenant or agreement in this Agreement by Company shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of Company shall not have been true and correct in any material respect at and as of the date made;

          (c) by Company upon notice to Parent and Purchaser if any material default under or material breach of any covenant or agreement in this Agreement by Parent or Purchaser shall have occurred and shall not have been cured within ten days after receipt of such notice, or any representation or warranty contained herein on the part of Parent or Purchaser shall not have been true and correct in any material respect at and as of the date made; or

          (d) by Parent and Purchaser, on the one hand, or Company, on the other, upon notice to the other if the Merger shall not have become effective on or before October 31, 1997, unless such date is extended by the consent of the Boards of Directors of Company, Parent and Purchaser evidenced by appropriate resolutions; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date;

          (e) by Parent if due solely to an occurrence or circumstance that would result in a failure to satisfy any condition set forth in Annex A hereto, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of this Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in this Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in this Agreement;

          (f) by Company, upon approval of the Board, if due to an occurrence or circumstance that would result in a failure to satisfy any of the conditions set forth in Annex A hereto, Purchaser shall have (i) failed to commence the Offer within 60 days following the date of this Agreement, (ii) terminated the Offer without having accepted any Shares for payment thereunder or (iii) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless such failure to pay for Shares shall have been caused by or resulted from the failure of Company to perform in any material respect any material covenant or agreement of it contained in this Agreement or the material breach by Company of any material representation or warranty of it contained in this Agreement;

          (g) by any of Parent, Purchaser and Company if the approval of the stockholders of Company required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or any adjournment thereof;

          (h) by Parent or Purchaser if Company breaches the provisions of Section 5.3; or

          (i) by Parent or Purchaser if, at any time, Company shall have withdrawn or modified in any manner adverse to Parent or Purchaser its approval or recommendation of the Offer, this Agreement or the Merger.

          8.2. Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, the provisions of this Agreement (other than the second sentence of Sections 5.2 and Sections 6.6, 8.2 and 8.3 hereof) shall become void and have no effect, with no liability on the part of any party hereto or its stockholders or directors or officers in respect thereof, except as set forth in Section 8.3, provided that nothing contained herein shall be deemed to relieve any party of any liability it may have to any other party with respect to a willful breach of its obligations under this Agreement.

          8.3. Termination Payment. As compensation for entering into this Agreement, taking action to consummate the transactions hereunder and incurring the costs and expenses related thereto and other losses and damages, including the foregoing of other opportunities, Company and Parent agree as follows:

          (a) Company shall pay to Parent the sum of $3,794,135 plus all reasonably documented out-of-pocket expenses (including, but not limited to, the reasonable fees and expenses of counsel and its other advisers) of Parent and

     Purchaser incurred in connection with the transactions contemplated by this Agreement (including the preparation and negotiation of this Agreement) ("Parent Expenses") promptly after, but in no event later than two days following, whichever of the following first occurs:

               (i) Parent or Purchaser shall have exercised its right to terminate this Agreement pursuant to Sections 8.1(b), 8.1(g), 8.1(h) or 8.1(i) hereof.

               (ii) Parent or Purchaser shall have exercised its right to terminate this Agreement pursuant to Section 8.1(e) hereof, but only because of the failure of one or more of the conditions specified in paragraphs (c), (e), (f), (g) or (j) of Annex A;

               (iii) Company shall have exercised its right to terminate this Agreement pursuant to Section 8.1(g).

               (iv) Any person or group other than Parent or an affiliate thereof, shall have acquired at least 50% of the outstanding shares of Company Common Stock.

          (b) Company shall not be obligated to make any payment pursuant to this Section 8.3, if at the time such payment becomes due Parent or Purchaser is in material breach of its obligations under this Agreement.

          8.4. Amendment. This Agreement may be amended by the parties hereto only in a writing signed on behalf of each of them, at any time before or after approval of the Agreement by the stockholders of Company, but after such approval no amendment shall be made which alters the rate at which shares of Company Common Stock shall be converted into Merger Consideration pursuant to
Section 1.6 without the further approval of the stockholders of Company other than Parent.

          8.5. Waiver. Any term or provision of this Agreement (other than the requirements for approval by the stockholders of Company) may be waived in writing at any time by the party which is, or whose stockholders are, entitled to the benefits thereof.


                             IX. GENERAL PROVISIONS

          9.1. Definitions. As used in the Agreement, the following terms have the following respective meanings:

          Board: as defined in the recitals.

          Certificate of Merger:  as defined in Section 2.5.

          Certificates:  as defined in Section 2.8(b).

          Code:  as defined in Section 2.9.

          Company: as defined in the first paragraph of this Agreement.

          Company Common Stock:  as defined in the recitals.

          Company Group Plans:  as defined in Section 3.14.

          Company Interim Financials: as defined in Section 3.6(b).

          Company Plans:  as defined in Section 3.14.

          Company Stock Option Plans: as defined in Section 2.9.

          Dissenting Shares: as defined in Section 2.6(d).

          Effective Time:  as defined in Section 2.5.

          ERISA: the Employee Retirement Income Security Act of 1974, as amended.

          ERISA Affiliate: means an organization that is a member of a controlled group of organizations within the meaning of Sections 414(b), (c),
(m) or (o) of the Code which includes a particular entity.

          Exchange Act:  as defined in Section 1.2(b).

          Exchange Agent: Continental Stock Transfer & Trust Company or such other a bank or trust company to be designated by Parent prior to the Effective Time to act as exchange agent.

          FCC:  the Federal Communications Commission.

          GCL:  as defined in the recitals.

          Governmental Authority: means any United States federal, state or local or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal or judicial or arbitral body.

          HSR Act:  as defined in Section 3.4.

          Material Adverse Effect: any change or effect that, individually or in the aggregate with all other changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Company, when used with respect to Company, or of Parent and its Subsidiaries, taken as a whole, when used with respect to Parent.

          Merger:  as defined in the recitals.

          Merger Consideration: as defined in Section 2.6(a).

          Minimum Condition: as defined in Section 1.1(a).

          Offer: as defined in the recitals.

          Offer Documents: as defined in Section 1.1(b).

          Offer to Purchase: as defined in Section 1.1(b).

          Parent: as defined in the first paragraph of this Agreement.

          Parent Common Stock: the Common Stock of Parent, par value $.01 per share.

          Parent Indenture: The Indenture, dated as of June 2, 1995 and amended and restated as of April 26, 1996, between Parent and SunTrust Bank, Central Florida, National Association (as trustee), relating to the 132% Senior Notes Due 2005 of Parent.

          Per Share Amount: as defined in the recitals.

          Person: an individual, partnership, joint venture, corporation, trust, unincorporated organization and a government or any department or agency thereof.

          Proxy Statement:  as defined in Section 3.20.

          Purchaser: as defined in the first paragraph of this Agreement.

          SEC: as defined in Section 1.1(b).

          Shares:  as defined in the recitals.

          Schedule 14D-1: as defined in Section 1.1(b).

          Schedule 14D-9: as defined in Section 1.2(b).

          Stockholders' Meeting: as defined in Section 6.1.

          Stock Purchase Agreement: as defined in the recitals.

          Subsidiary: with respect to any Person, any corporation or other business entity, a majority (by number of votes) of the shares of capital stock (or other voting interests) of which at the time outstanding is owned by such Person directly or indirectly through Subsidiaries.


          Surviving Corporation: as defined in Section 2.1.

          Tax or Taxes: means all federal, state, local and foreign taxes, duties, levies, governmental charges and assessments of any nature, including employment taxes and deductibles relating to wages, salaries and benefits and payments to subcontractors (to the extent required under applicable Tax law), and also including all interest, penalties and additions imposed with respect to such amounts.

     9.2. Non-Survival of Representations, Warranties and Agreements. No representations, warranties or agreements in this Agreement or in any instrument delivered by Parent, Purchaser or Company pursuant to this Agreement shall survive the Merger.

          9.3. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by fax or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          if to Parent or Purchaser, a copy to:

               Intermedia Communications Inc.
               3625 Queen Palm Drive
               Tampa, Florida 33619
               Attention: Chief Financial Officer
               Telecopy: (813) 829-2470

          and

               Kronish, Lieb, Weiner & Hellman LLP
               1114 Avenue of the Americas
               New York, NY 10036
               Attention:  Ralph J. Sutcliffe, Esq.
               Telecopy: (212) 479-6275

          if to Company, a copy to:

               Digex, Incorporated
               One Digex Plaza
               Beltsville, Maryland 20705
               Attention: Chief Executive Officer
               Telecopy: (301) 847-5017
          and

               Latham & Watkins
               1001 Pennsylvania Avenue, N.W.
               Suite 1300
               Washington, D.C. 20004
               Attention: James F. Rogers, Esq.
               Telecopy: (202) 637-2201

          9.4. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated thereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement including the Merger, be consummated as originally contemplated to the fullest extent possible.

          9.5. Miscellaneous. This Agreement (including the exhibits, documents and instruments referred to herein or therein) (a) constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof; (b) are not intended to confer upon any other person other than the parties hereto any rights or remedies hereunder; (c) shall not be assigned by operation of law or otherwise, except that each of Parent and Purchaser may assign its rights and obligations hereunder without the consent of Company to one or more direct or indirect Subsidiaries of Parent (it being recognized that such an assignment shall not release or discharge the assignor from its obligations under this Agreement); and (d) shall be governed in all respects, including validity, interpretation and effect, by the laws of the State of Delaware. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in two or more counterparts which together shall constitute a single instrument.

          9.6. Specific Performance. The parties agree that due to the unique subject matter of this transaction, monetary damages will be insufficient to compensate the non-breaching party in the event of a breach of any part of this Agreement. Accordingly, the parties agree that the non-breaching party shall be entitled (without prejudice to any other right or remedy to which it may be entitled) to an appropriate decree of specific performance, or an injunction restraining any violation of this Agreement or other equitable remedies to enforce this Agreement (without establishing the likelihood of irreparable injury or posting bond or other security), and the breaching party waives in any action or proceeding brought to enforce this Agreement the defense that there exists an adequate remedy at law.

          9.7. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY OR AGAINST IT ON ANY MATTERS WHATSOEVER, IN CONTRACT OR IN TORT, ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT.



           [Remainder of Page Intentionally Left Blank]

          IN WITNESS WHEREOF, Parent, Purchaser and Company have caused this Agreement to be executed by their respective duly authorized officers on the date first above written.

                              INTERMEDIA COMMUNICATIONS INC.


                              By: /s/  Robert M. Manning
                                 ----------------------------
                                 Name: Robert M. Manning
                                 Title: Senior Vice President and
                                        Chief Financial Officer


                              DAYLIGHT ACQUISITION CORP.


                              By: /s/  Robert M. Manning
                                 -----------------------------
                                 Name: Robert M. Manning
                                 Title: President


                              DIGEX, INCORPORATED


                              By: /s/ Christopher R. McCleary
                                 ------------------------------
                                 Name: Christopher R. McCleary
                                 Title: President and Chief
                                        Executive Officer

                                                                         ANNEX A


                             Conditions to the Offer


          Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer, or (iii) at any time on or after the date of this Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

          (a) there shall have been instituted or be pending any action or proceeding before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) that would reasonably be expected to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent, the purchase of Shares pursuant to the Stock Purchase Agreement, or the consummation of any other transaction contemplated by the Agreement, or that would reasonably be expected to result in material damages in connection with any transaction contemplated by the Agreement;
     (ii) that would reasonably be expected to prohibit or limit materially the ownership or operation by Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of Company, or to compel Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Agreement; (iii) that would reasonably be expected to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, the Stock Purchase Agreement or otherwise on all matters properly presented to Company's stockholders, including, without limitation, the approval and adoption of this Agreement and the transactions contemplated hereby; (iv) that would reasonably be expected to require divestiture by

     Parent, Purchaser or any other affiliate of Parent of any Shares; or (v) which otherwise is a Material Adverse Change (as defined below);

          (b) there shall have been any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, Company or any subsidiary or affiliate of Parent or Company or (ii) any transaction contemplated by the Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, other than the routine application of the waiting period provisions of the HSR Act to the Offer, the Stock Purchase Agreement or the Merger, which is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

          (c) there shall have occurred any change, condition, event or development that is a Material Adverse Change. For purposes of this Annex A, "Material Adverse Change" means any change or effect that, individually or in the aggregate with all other changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of Company, except for changes or effects that result primarily from the Offer, the contemplated Merger or the contemplated control of Company by Parent, including any action or inaction by any employee (other than a senior executive officer or director) of Company or any other third party primarily due to the Offer, the contemplated Merger or the contemplated control of Company by Parent;

          (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on the Nasdaq Stock Market for more than one trading day, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index by an amount in excess of 25%,
     (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any direct material limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

          (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
     Act) of 30% or more of the then outstanding Shares has been acquired by any person other than Parent or any of its affiliates or other than those persons executing the Stock Purchase Agreement or (ii) (A) the Board or any committee thereof shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving Company or (C) the Board or any committee thereof shall have resolved to do any of the foregoing;

          (f) any representation or warranty of Company in the Merger Agreement which is qualified as to materiality shall not be true and correct or any such representation or warranty that is not so qualified shall not be true and correct in any material respect, in each case as if such representation or warranty was made as of such time on or after the date of this Agreement (other than representations or warranties made as of a specific date, which shall only be made as of such date); provided, that for purposes of this paragraph (f), the term "Material Adverse Change" shall be substituted for the term "Material Adverse Effect" in all representations and warranties containing such term which are deemed to be made after the date of this Agreement by virtue of this paragraph (f), and Company shall not have delivered to Parent a certificate of Company to such effect signed by a duly authorized officer thereof and dated as of the date on which Parent shall first accept Shares for payment;

          (g) Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of Company to be performed or complied with by it under the Merger Agreement and, in the case of failures to perform any agreement or covenant of Company pursuant to Sections 5.1 (b), (c), (d) and (f) of the Merger Agreement, such failure to perform would reasonably be expected to have a Material Adverse Change;

          (h) the Merger Agreement shall have been terminated in accordance with its terms;

          (i) Purchaser and Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder;

          (j) any holder of options to purchase shares of Company Common Stock (other than Clyde Heintzelman) whose options vest on a change of control shall have failed to waive the vesting of such options upon a change of control of Company;

which, in the reasonable judgment of Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Parent or any of its affiliates) giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.


          The foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.